Exhibit 99.3

CALCULATION OF CONSOLIDATED RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine months ended September 30, 2002	Year ended December 31,
		2001	2000	1999	1998	1997
	(Dollars in thousands)
Earnings:
Income before taxes	$7,847	$3,726	$1,639	$326	$130	$(329)
Interest expense	13,936	16,621	9,016	3,561	1,765	249

Total	$21,783	$20,347	$10,655	$3,887	$1,895	$(80)

Fixed charges:
Interest expense	13,936	16,621	9,016	3,561	1,765	249
Preferred stock dividends	301	—	—	—	—	—

Total	$14,237	$16,621	$9,016	$3,561	$1,765	249

Earnings/fixed charges (including interest on deposits)	153.00%	122.42%	118.18%	109.15%	107.37%	(32.05)%
Interest on deposits	$12,050	$15,281	$8,796	$3,444	$1,674	$228
Earnings/fixed charges (excluding interest on deposits)	445.04%	378.04%	843.40%	378.91%	243.26%	(1,461.97)%